UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 18, 2020

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 4. CHANGES IN THE ISSUER’S CERTIFYING ACCOUNTANT.

Dismissal of Accounting Firm

On or about August 18, 2020, 2020, Elegance Brands, Inc., a Delaware corporation (“Elegance”), informed its independent auditor, Allan T. Schiffman, CPA, PC, that it would be engaging a new auditor who is registered with the Public Accounting Oversight Board (the “PCAOB”). The Company had had no disagreements with Mr. Schiffman and needed to engage a PCAOB registered accounting firm as the Company intended to become a reporting company pursuant to the Securities Exchange Act of 1934, as amended.

The audit report of Allan T. Schiffman, CPA, PC on the Company’s financial statements for the period ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Engagement of New Independent Registered Public Accounting Firm

On August 18, 2020, the Company formally engaged Marcum LLP, an independent registered public accounting firm, to serve as the Company’s independent auditor for the years ended December 31, 2020 and 2019, which was approved by the board of directors of the Company.

During the period from October 30, 2017 (inception) through December 31, 2019 and the subsequent interim period through the date of our engagement of Marcum LLP, neither the Company nor anyone on its behalf has consulted with Marcum LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Marcum LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS OR DIRECTORS.

On January 14, 2021, Ram Venkat resigned from his positions as Chief Financial Officer and Director of Elegance Brands, Inc. (the “Company”).

ITEM 9. OTHER EVENTS.

On January 14, 2021, the Company’s board of directors appointed Datesh Kshatriya as Chief Financial Officer. Mr. Kshatriya brings with him more than15 years in finance and operational experience scaling companies, having worked in private equity and venture capital in highly complex industries. Most recently, from February 2019 until January 2021, Mr. Kshatriya served as Chief Financial Officer and Chief Operating Officer at VetCBD, California’s largest pet-related cannabis company. During that same time, from March 2019 until August 2020, Mr. Kshatriya served as Chief Financial Officer at Genius Fund. From 2016 through 2019, Mr. Kshatriya served as Chief Financial Officer and Chief Operating Officer at The Winston Box, a men’s monthly clothing subscription start-up. And from 2017 through 2018, Mr. Kshatriya served as Chief Financial Officer at the law firm Samuelsen Gonzalez Velenzuela & Brown. Prior to that, from 2015 through 2017, Mr. Kshatriya served as Vice President, Finance and Operations at Zip Ed Tech LLC, an education technology company, and from 2012 through 2015 served as Senior Manager, Private Equity at Firelight Infrastructure Partners, a $1.5 billion private equity fund. Mr. Kshatriya earned his Bachelor of Administrative Studies, Accounting, from York University in Toronto and holds a Chartered Accountant Designation from the Canadian Institute of Chartered Accounts.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	February 4, 2021

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